

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2022

James M. Brogdon
Executive Vice President, Chief Financial Officer and Treasurer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601

> **Re: Simmons First National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-Q for the Quarterly Period Ended September 30, 2022**
> **File No. 000-06253**

Dear James M. Brogdon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Condensed Notes to Consolidated Financial Statements
Note 2: Acquisitions, page 11

1. We note your disclosure of various acquisitions that the Company has completed during 2022 and 2021. In your future filings, please expand to include all disclosures required by ASC 805-10-50. For example, we refer you to the requirements to disclose acquisition-related costs in accordance with ASC 805-10-50-2(f), as well as amounts of revenue and earnings of the acquiree since the acquisition date and supplemental pro forma information in accordance with ASC 805-10-50-2(h).

Management's Discussion and Analysis of Financial Condition and Results of Operations
GAAP Reconciliation of Non-GAAP Financial Measures, page 77

2. We note the Company's adjustment for the exclusion of "Day 2 CECL Provision" in your definition of Non-GAAP financial measures. Please address the following:

- Considering the nature of your business and operations, tell us how you evaluated the excluded provision expense to be a normal, recurring operating expense of the Company.
- Tell us how you intend to present this measure on a consistent basis going forward. For example, to the extent that there is a release of the allowance related to the "Day 2 CECL Provision" in a future period, tell us if the Company intends to exclude any potential related gains associated with the release.
- Tell us how you considered and evaluated this adjustment as an individually tailored accounting principle that is prohibited by Rule 100(b) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas at (202)551-3452 or Robert Klein at (202)551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance